

April 11, 2013

Via E-mail
Mr. Kyle R. Sugamele
Chief Legal Officer
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, WA 98052

      Re: **Concur Technologies, Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2012
              Filed November 15, 2012
              File No. 000-25137

Dear Mr. Sugamele:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kathleen Collins

              Kathleen Collins
              Accounting Branch Chief

cc: Via E-mail
        Frank Pelzer, Chief Financial Officer